Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Three months ended March 31, 2004	Years ended December 31,
		2003	2002	2001	2000	1999
(in thousands, except ratios)
Income (loss) before income taxes and extraordinary item	$42,910	$87,716	$36,087	$(98,662)	$(164,151)	$(69,493)
Add fixed charges
Interest expense	1,067	9,765	15,364	17,231	15,828	5,469
Interest portion of rent expense	1,545	6,113	6,235	7,005	4,935	3,333

Income (loss) before income taxes, extraordinary item and fixed charges	$45,522	$103,594	$57,686	$(74,426)	$(143,388)	$(60,691)

Fixed charges
Interest expense	$1,067	$9,765	$15,364	$17,231	$15,828	$5,469
Interest portion of rent expense	1,545	6,113	6,235	7,005	4,935	3,333

Fixed charges	$2,612	$15,878	$21,599	$24,236	$20,763	$8,802

Ratio of earnings to fixed charges(1)	17.4	6.5	2.7	N/A	N/A	N/A
Deficiency of earnings to fixed charges(2)	N/A	N/A	N/A	$(98,662)	$(164,151)	$(69,493)

(1)	Ratio of earnings to fixed charges means the ratio of income before fixed charges and income taxes to fixed charges, where fixed charges are the aggregate of interest expense, including amortization of debt issuance costs, and an allocation of rental charges to approximate equivalent interest.

(2)	Due to net losses incurred in 2001, 2000 and 1999, the ratio of earnings to fixed charges in those years was less than 1:1. We would have had to generate additional earnings in the amounts indicated in the table to have achieved a ratio of 1:1.